Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
RESTRICTED STOCK AWARD AND SALE OF SHARES: D M BRISTOW
London, United Kingdom, 16 November 2009 — Randgold Resources announced on 2 September 2008 that an award of 40 000 restricted shares was granted to Dr D M Bristow. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on 22 August 2008, being US$44.37.
In terms of the evaluation by the Company’s Remuneration Committee, Dr Bristow achieved the agreed performance criteria and accordingly the 40 000 restricted shares have been issued directly to Dr Bristow.
Dr Bristow elected to sell 20 000 shares which were sold on 13 November 2009 at US$79.05.
As a result of the issuance of 40 000 shares and sale of 20 000 shares, the change in Dr Bristow’s holding is as follows:

	Restricted
	Shares
	Awarded and		Holding after	% Shareholding
Holding prior to Award	Issued	Shares sold	Award and Sale	after Award
657 584	40 000	20 000	677 584	0.75
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website : www.randgoldresources.com